 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 29, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION
INFINERA CORPORATION
(Full Name of Registrant)
N/A
(Former Name if Applicable)
140 Caspian Court
(Address of Principal Executive Office (Street and Number))
Sunnyvale, California 94089
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Infinera Corporation (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for its fiscal year ended December 29, 2018 (the “Form 10-K”) by February 27, 2019, the prescribed due date for such filing, without unreasonable effort or expense due to the circumstances described below.
As previously disclosed, on October 1, 2018, the Company completed its acquisition of all the outstanding limited liability company interests of Telecom Holding Parent LLC (“Coriant”), a Delaware limited liability company and wholly-owned subsidiary of Coriant Investor LLC, a Delaware limited liability company (“Seller”), pursuant to the Unit Purchase Agreement by and among the Company, Seller and Oaktree Optical Holdings, L.P., a Delaware limited partnership. Prior to the acquisition, Coriant operated as a private company.
The Company will not be able to file, without unreasonable effort or expense, the Form 10-K by the prescribed due date due to the complex process required to prepare the Company’s consolidated financial statements following the acquisition and the significant demands related to the acquisition that diverted management time and resources from the Company’s normal process of preparing and reviewing the Form 10-K. The Company expects to file the Form 10-K with the Securities and Exchange Commission on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brad D. Feller	408	572-5200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes  ☒     No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 Yes  ☒     No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The fourth quarter of fiscal 2018 represented the first quarter after the Company’s acquisition of Coriant on October 1, 2018. In the Company's earnings release issued on February 21, 2019 and furnished as an exhibit to its Current Report on Form 8-K filed with the Securities and Exchange Commission on the same date, for the fiscal year ended December 29, 2018, the Company reported revenue of $943.4 million. For the fiscal year ended December 30,

2017, the Company reported revenue of $740.7 million. In addition, gross margin was 34.1% in fiscal 2018 compared to 32.9% in fiscal 2017 and operating expenses were $503.7 million in fiscal 2018 compared to $427.1 million in fiscal 2017. The increase in revenue and operating expenses, and the decrease in gross margin, were primarily due to the inclusion of the operations of Coriant for the fourth quarter of fiscal 2018, following the closing of the acquisition on October 1, 2018.

INFINERA CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

INFINERA CORPORATION

Date: February 26, 2019	By:	/s/ BRAD D. FELLER
Brad D. Feller Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).